UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.

(Translation of registrant's name into English)

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

BRITISH COLUMBIA

ALBERTA

QUEBEC

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

KHD Humboldt Wedag International Ltd. (“KHD”)

8th Floor, Dina House

Ruttonjee Centre

11 Duddell Street

Central, Hong Kong

China

Item 2.	Date of Material Change

June 21, 2006

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News Release dated June 21, 2006 disseminated through PR Newswire.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

KHD has advised Sasamat Capital Corporation (“Sasamat”) that KHD does not intend to complete the acquisition of Sasamat contemplated by the Arrangement Agreement (the “Arrangement Agreement”) dated April 24, 2006, as amended.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

KHD has advised Sasamat that KHD does not intend to complete the acquisition of Sasamat contemplated by the Arrangement Agreement dated April 24, 2006, as amended. Pursuant to the Arrangement Agreement, KHD’s obligation to complete the transactions under the Arrangement Agreement was subject to the condition that the aggregate number of common shares of Sasamat (the “Sasamat Shares”) in respect of which Sasamat shareholders have exercised rights of dissent may not be more than 10% of the issued and outstanding Sasamat Shares on the date of the meeting of the shareholders of Sasamat called to consider the transaction (the “Meeting”), exclusive of those Sasamat Shares owned or controlled directly or indirectly by KHD. As of June 21, 2006, the date of the reconvened Meeting, shareholders holding approximately 13% of the Sasamat Shares, exclusive of those Sasamat Shares owned or controlled directly or indirectly by KHD, have exercised their rights of dissent. As a result, KHD has opted to terminate the Arrangement Agreement.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael Smith

Chairman of the Board, Chief Financial Officer and Secretary

604-683-8286 (contact through Rene Randall)

Item 9.	Date of Report

June 27, 2006.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith

Michael J. Smith

Chairman of the Board, Chief Financial Officer

and Secretary

                                                                                        News Release

 HUMBOLDT WEDAG

I N T E R N A T I O N A L	L T D.
______________________________________________________________________________

KHD HUMBOLDT WEDAG INTERNATIONAL LTD ANNOUNCES IT

WILL NOT COMPLETE THE ARRANGEMENT TO PURCHASE SASAMAT

HONG KONG (June 21, 2006) . . . KHD Humboldt Wedag International Ltd (“KHD”) (Nasdaq: KHDH) announces that it has advised Sasamat Capital Corporation (“Sasamat”) (PinkSheets: SSALF) that KHD does not intend to complete the acquisition of Sasamat contemplated by the Arrangement Agreement (the “Arrangement Agreement”) dated April 24, 2006, as amended. Pursuant to the Arrangement Agreement, KHD’s obligation to complete the transactions under the Arrangement Agreement was subject to the condition that the aggregate number of common shares of Sasamat (the “Sasamat Shares”) in respect of which Sasamat shareholders have exercised rights of dissent may not be more than 10% of the issued and outstanding Sasamat Shares on the date of the meeting of the shareholders of Sasamat called to consider the transaction (the “Meeting”), exclusive of those Sasamat Shares owned or controlled directly or indirectly by KHD. As of June 21, 2006, the date of the reconvened Meeting, shareholders holding approximately 13% of the Sasamat Shares, exclusive of those Sasamat Shares owned or controlled directly or indirectly by KHD, have exercised their rights of dissent. As a result, the Arrangement Agreement has been terminated.

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. (the “Company”) owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement, coal and mineral industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com

_____________________________________________________________________

Contact Information:	Allen & Caron Inc	Rene Randall
	Joseph Allen (investors)	KHD Humboldt Wedag International Ltd
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Len Hall (media)
(949) 474-4300
len@allencaron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith

Michael J. Smith, Chairman of the Board,

Chief Financial Officer and Secretary

Date: June 29, 2006